

January 31, 2013

<u>Via E-mail</u>
Janet D. Olsen
Chief Legal Officer
Artisan Partners Asset Management Inc.
875 E. Wisconsin Avenue, Suite 800
Milwaukee, WI 53202

> **Re: Artisan Partners Asset Management Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed January 18, 2013**
> **File No. 333-184686**

Dear Ms. Olsen:

We have reviewed your registration statement and response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Our Business, page 1</u>

1.   Please expand your response to the second bullet point of prior comment 4 to provide equally prominent disclosure of your net income over the related period as well as your net income for the periods presented in your financial statements.

<u>Use of Proceeds, page 78</u>

2.   We note that you have removed the payment of $56 million in bonuses to portfolio managers from the Use of Proceeds discussion. We also note your statement on page 123 that Artisan Partners Holdings intends to make the payment prior to consummation of the offering. However, it appears that the payments will be made in connection with the offering. We also note that your pro forma financial information gives effect to the

impact of the bonus payments. Please provide us with your analysis regarding inclusion of the bonus payments in the Use of Proceeds section, including whether the payments will be made regardless of whether you conduct the offering and reorganization transactions.

Transactions with Private Fund, page 189

3.   Please revise your disclosure in the first sentence to clarify "certain of our employees" or to disclose the names of the related persons and the basis upon which these persons are related.

Please contact Aslynn Hogue at (202) 551-3841 or Michael Seaman at (202) 551-3366 with any questions.

Sincerely,

/s/ Michael Seaman for

Suzanne Hayes
Assistant Director